Exhibit (k)(4)

AMENDMENT 3 TO

ADMINISTRATION AGREEMENT

This Amendment, dated as of the 3rd day of April, 2007 but effective as the 1st day of July, 2007, is entered into by and between THE NEW IRELAND FUND, INC. (formerly known as The Irish Investment Fund, Inc.) (the “Fund”) and PFPC INC. (formerly known as First Data Investor Services Group, Inc.) (the “Administrator”).

WHEREAS, The Fund entered into an Administration Agreement with The Boston Company Advisors, Inc. (“Boston Advisors”) on November 1, 1991 (the “Agreement”);

WHEREAS, Boston Advisors assigned all of its rights, title and interest in the Agreement to the Administrator (then known as The Shareholder Services Group, Inc.) on May 5, 1994;

WHEREAS, the parties amended the Agreement on December 14, 1999 and again on June 10, 2003; and

WHEREAS, the Fund and the Administrator wish to further amend certain provisions of the Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, hereby agree as follows:

I.              Section 5(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

(c)           For the services to be rendered, the facilities to be furnished and the payments to be made by the Administrator, as provided for in this Agreement, the Administrator shall be compensated by the Fund by an annual fee equal to (i) 15 basis points on assets up to $150 million; and (ii) 10 basis points on assets over $150 million; provided that the Administrator’s fee in any year shall be no less than $140,000. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

II.             Section 7(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

(b)          This Agreement shall continue until June 30, 2008 (the “Initial Term”). Thereafter this Agreement shall automatically renew for periods of one (1) year (“Renewal Term”) each, unless either party provides written notice to the other of its intent not to renew. Such notice must be received not less than ninety (90) days’ prior to the expiration of the Initial Term or the then current Renewal Term. The Fund may terminate this Agreement upon the material breach by the Administrator of any of its duties and obligations hereunder, which material breach shall not have been remedied by the Administrator within thirty (30) days after written notice thereof is given by the Fund.

III.          Except to the extent amended hereby, the Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as amended hereby.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date and year first written above.

THE NEW IRELAND FUND, INC.

By:	/s/Peter Hooper
Name:	Peter Hooper
Title:	DIRECTOR \ CHAIRMAN

By:
Name:
Title:

PFPC INC.

By:	/s/ Jay F. Nusblatt
Name:	Jay F. Nusblatt
Title:	SVP